October 11, 2016

Via SEC Correspondence System and U.S. mail

Mr. Joel Parker

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561, U.S.A.

Re:         Embotelladora Andina S.A.

Form 20-F for the Year Ended December 31, 2015

Filed on April 28, 2016

File No. 001-13142

Dear Mr. Parker:

By letter dated October 3, 2016, the staff of the Securities and Exchange Commission (the “Staff” and the “Commission,” respectively) provided comments to Embotelladora Andina S.A.’s filing of Form 20-F for the Year Ended December 31, 2015. In response to the Staff’s comments and on behalf of Embotelladora Andina S.A. and its consolidated subsidiaries (collectively, “Andina” or the “Company”), we hereby submit the response below.

The Staff’s comment is set forth below in boldface type.

Form 20-F for the Year Ended December 31, 2015

Note 2 — Basis of Preparation of Consolidated Financial Statements and Summary of Significant Accounting Policies

2.6 Property, plant, and equipment, page F-18

1.              Please tell us your policy for capitalizing bottles and containers including how returnable and non-returnable items are treated.

In response to the Staff’s comment we hereby inform the accounting criterion adopted for returnable and non-returnable bottles and containers:

Non-returnable containers: non-returnable containers are considered as raw material and are presented under the Inventories category, said raw material is part of productions costs of finished products, such as the rest of other raw materials.  The respective cost of sale of goods sold is recorded at the time of sale of finished products, which includes the cost of non-returnable bottles/containers.

Returnable containers: returnable containers are considered as Property, plant and equipment and as such they are presented under said category, which depreciate on the basis of their expected economic life. This depreciation is recorded in our Income Statements within the Cost of Sales category.

In accordance with your request, we acknowledge that:

•             We are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•             We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. We hope that our responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact me at (562) 23380520 or andres.wainer@koandina.com.

Sincerely,

/s/ Andrés Wainer
Chief Financial Officer
Embotelladora Andina S.A.